Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
on February 9, 2009

The undersigned shareholder of Top Image Systems Limited (the “Company”) hereby appoints Mr. Itzhak Nakar – and, if he shall be unable to attend to the Meeting, Dr. Ido Schechter – with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems Limited at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel on February 9, 2009 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

        Under the Israel Companies Law of 1999 you are required to indicate whether or not you are a controlling shareholder in connection with the approval of the resolution set forth in Section 2.

        “Control” in the Israel Companies Law of 1999 means: “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he holds half or more of the means of control of the corporation”. “Means of control” of a corporation means any of the following: (i) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (ii) the right to appoint directors of the corporation or its general manager.”

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

☒ Please mark your votes as in this example

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	PROPOSAL NO. 1: Election of Directors				3.	PROPOSAL NO. 3: To appoint Kost, Forer & Gabbay as the independent public accountants of the Company for the years ending December 31, 2008 and December 31, 2009, and to authorize the Board of Directors to fix the remuneration of such auditors in accordance with the volume and nature of their services.	☐	☐	☐
	Izhak Nakar	☐	☐	☐

	Elie Housman	☐	☐	☐

	Ido Schechter	☐	☐	☐	4.	PROPOSAL NO. 4: To approve the terms of compensation for the Directors for 2008 and 2009.	☐	☐	☐

	Lyron Bentovim	☐	☐	☐

2.	PROPOSAL NO. 2: Election of external Director.				5.	PROPOSAL NO. 5: To approve the grant of options to Director pursuant to the terms of the repricing program described in proposal no. 5.	☐	☐	☐

	Lior Lurye	☐	☐	☐

	In connection with this proposal, please state whether or not you are a controlling shareholder. If you fail to indicate whether or not you are a controlling shareholder, your shares will not be voted and your vote will not be counted for the resolution.	☐
		yes
		☐
		no

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this Proxy will be voted FOR all of the above proposals. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

_____________________________________________	________________________________________	______________, 2009
NAME OF SHAREHOLDER IN BLOCK LETTERS	(SIGNATURE OF DATE SHAREHOLDER)	DATE

Note: If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.